SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.     English translation of letter to the Argentine Securities Commission dated April 29, 2014

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Ordinary Telecom Argentina Shareholders’ Meeting of April 29, 2014. Adjourned to consider third item of the Agenda

Dear Sir,

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that the Ordinary Shareholders’ Meeting in its meeting held today, resolved to adjourn until May 21st, 2014 at 10:00 a.m., to consider the third item of the Agenda transcript below:

3)	Analysis of the allocation of Retained Earnings as of December 31, 2013 (P$ 3,202,462,964.-). The Board of Directors proposes the allocation of: (i) P$ 9,369,889.- to the Legal Reserve; (ii) P$ 1,201,757,911.- to ‘Cash Dividends’ (in two equal installments to be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment); (iii) P$ 1,991,335,164.- to ‘Voluntary Reserve for Future Capital Operations”.

Delegation of powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations for their specific purposes.

The other items of the Agenda (1st, 2nd, 4th, 5th, 6th, 7th, 8th, 9th, 10th, 11th, 12th, 13th and 14th) were considered in today´s Ordinary Shareholders’ Meeting.

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 29, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman